Independent Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of Twin Mining Corporation as at December 31, 2004 and 2003 and the consolidated statements of loss, cash flow, shareholders’ equity and mineral properties for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material aspects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

/s/ PricewaterhouseCoopers LLP

Chartered Accountants
Toronto, Canada
January 27, 2005